QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 19, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

  •
  KPN creates a new business unit for international data and IP services, dated November 19, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: 19 November 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

KPN creates a new business unit for international data and IP services	Press release Date 19 November 2002 Number 078pe

        KPN is now offering a broad range of international data and IP services with the creation of a new international business unit. This new business unit combines the network assets purchased after the bankruptcy of KPNQwest together with sections of KPN that already offered international services.

        KPN has a complete portfolio of high quality data and IP services, over a network footprint running throughout Germany, The Netherlands, Belgium, and Northern France, with links to both the UK and the USA. The EuroRings portfolio will offer a range of options for carriers, multinational and national corporate customers including IP-VPN, ATM, IP Transit, SDH and Wavelength services.

        Outside the core network footprint in Western Europe, KPN will further extend the network footprint to reach more key European cities during 2003. For global solutions, KPN plans to work together with strategic partners to ensure that customers have worldwide connectivity.

        KPN views the international data and IP services market as a strategically important growth market for the future. As Ad Scheepbouwer, CEO of KPN commented, "With our new business unit, KPN is investing in growth. We can offer high quality services to our customers and own extensive European network assets that have a competitive cost level compared to other market players. This new business unit reinforces the future profitability of KPN."

        The Senior Vice President of the new business unit, Henjo Groenewegen said "This is an exciting opportunity not only for KPN but also for customers. Our customers can benefit from the huge capacity and high availability of our network, while knowing that KPN has the financial stability and long-term future that many other providers lack."

About EuroRings

        KPN's international network is a state-of-the-art IP backbone with a seamless footprint extending across major business and financial centres in Europe. The EuroRings portfolio delivers a full range of carrier and corporate networking solutions over a high-capacity fibre-optic network. The EuroRings services combine guaranteed performance and unrivalled experience with an international network footprint.

About KPN

        KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business markets. Its core business activities are mobile communications, fixed networks, Internet services and IP/Data services.

QuickLinks

SIGNATURES
Press release
KPN creates a new business unit for international data and IP services